To the Board of Directors of
Mercantile Mutual Funds, Inc.
and the Securities and Exchange Commission:


We have examined management's assertion about the Mercantile Mutual Funds, Inc.'s (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000 and for the period from July 31, 2000 (the date of our last examination) through September 30, 2000, with respect to security transactions, without prior notice to management:

1.  Confirmation of all securities held by Firstar Bank Milwaukee, N.A.
    (the Bank) in book entry form;
2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;
3. Reconciliation of all such securities to the books and records of the Funds and the Bank;
4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bank records; and
5. Agreement of six security purchases and six security sales since our last report from the books and records of the Bank to trade tickets or broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Mercantile Mutual Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KMPG LLP
Columbus, Ohio
December 22, 2000